Presearch



LETTER ⌄

Dear investors,

2025 for Presearch was a watershed year. We developed and launched on our search engine, started developing an enterprise business (which looks to take off in 2026), strengthened the team, almost hit break even and, in general, set the stage for 2026 to truly be a banner year.

The focuses for 2026 are an improved search experience (search quality and UI/UX) and our enterprise launch. Given the strength and breadth of the Presearch network, it can provide compute on demand at a commanding price. The future looks bright!

We need your help!

Help spread the word: Tell everyone you know to move from Google's surveillance-driven search model to Presearch for a more private, ethical alternative.

If you know anyone who needs GPU compute power, AI infrastructure, or pilot support for our AI Factory services, please connect them with us.

And if you know brands looking for high-impact takeover ads, we can offer a discount code for qualified campaigns and strategic placements.

Sincerely,

Tim Enneking

CEO

Mark Torelli

CFO

Brenden Tacon

VP, Product and BD

How did we do this year?



REPORT CARD

A-

☺ **The Good**

Diversified revenue upside with a DePIN compute network, AI infrastructure, and product-ready pipeline now in place.

Launched and expanded our proprietary index, strengthening our control over search quality and

gives us strategic advantage.

Onboarded two AI ad tech partners that helped grow MRR more than 4x.

☹ The Bad

Search quality bugs escalated and took longer to resolve, negatively impacting quality and retention.

Expansion capital, but our enterprise focus is resonating with investors, and fundraising discussions are now underway.

The PRE network token value declined as we prioritized the core business, with 2026 revenue growth expected to flow into the token.

2025 At a Glance

January 1 to December 31


$$$$

$254,516 **+22%**
Revenue



$62,151
Net Profit


IOU!

$0
Short Term Debt



$483,328
Raised in 2025



$26,191

INCOME   BALANCE   NARRATIVE



● Revenues   ● Profit

$254,516

$208,547

$62,151

-$27,414

2024   2025

Net Margin: 24%   Gross Margin: 100%   Return on Assets: 6%   Earnings per Share: $0.20

Revenue per Employee: $18,180   Cash to Assets: 12%   Revenue to Receivables: ~   Debt Ratio: 0%

📄 Presearch.com__Inc_._Financial_Statements___Review_Report_-_Final_executed.pdf

📄 Presearch_2025_Financial_Statements_-_unaudited.pdf

We  Our 149 Investors

Thank You For Believing In Us

Roderick Herron	Adel Ali Al-Malki	Kai Leung Huen	Jennifer Shaults	John Garner	Cassidy Sanchez
Kayne Tan	Petru Seracin	Simon Visentin	Boris Su	Colin Wood	David J Bowers
Ernest Worthman	Cathy Oparaocha	Syed Khalid Hussain Shah	Anthony C Gill	Rumailah Buenavente	William Byrne
Deryl Zimmerer	David Salter	Zach Skidmore	Prakash Bhambhani	Peter Verpla	Malachi Prince
Tijn Hoorneman	Michael Heidt	Damjan Skerjanc	Amir Hossein Zeraati...	Nick Hunley	Chris Sean Justin
Psalion VC Fund II Limited	Derek D Zohner	Sheldon Reynolds Barker	Rene Buenger	Ted Gannon	Paul Banks
Darren Rieck	Mark Parfitt	Mark Kaiser	Joey Odekerken	Josh D	Edward Derksen
Christoph Von Basum	Britt Nylund	Pelingre Frederic	Shannon Thompson	Elias Djerourou	Antonis Mart (DarkLord_gr)
Basil Mellios	Josh Holschen	Dan Buckingham	Husein Alkazimy	Patrick Althaus	Danielle Kohlman
Dionicia Aydee Erle	Nishan Stepak	Daniel Andersson	Pat P	Jan Bartz	Taimour AlNeimat
Dick Buckingham	Rajiv Goel	Andreas Beyer	Jason Hollingsworth	Cevdet Uygar Aksoy	Mark S Petrillo
Andy G	Ashley Pierre	John A Weathers	Mohanraj Ragupathiraj	Axel Boven	Tillmann Lewien
Hassan Alsuhaimi	Allan Guatlo	Vahagn Khachatryan	Franco Aguilar-Hernandez	Richard Fahr	Fidel Arvelo
Oscar Valenzueal	Marcel Iannizzi	Oz Eleonora	Richie Church	Robert Knox	Joseph Zappia
Curt Jablonowski	Debbie Pryse	Carlton Ray Linder	Lars Presche	Phil Horswill	Carlota Aluja
Mitul Jhaveri	Nathan Bower	Manza Mensah	David Pecoraro	Adam Gehringer	Jonathan Jonsson
Andres L Ojeda	Jlh Santegoeds	Dillibabu Rajendran	David T Biedrzycki	Richard Fred Bladek	Ali Bolourian
Nicolas Aparicio	Dave Schoonjans	James Flannery	Sheldon Rice	Kannan Jeyakumar	Starting Blocks LLC
Hans Christian Ohm	Jahsera Novotny	Miroslaw M. Wodzynski	Terry Jaquess	Cameron Saunders	Norman Stein
Amit Sharma	Ryan Kerr	Max Flanagan	Matthew Whites	Sanjoy Basu	Edward Kelly Medlock
Nikolaos Taxtsidis	Jacob Jackson	Abelardo Garcia Jr.	Matthew Hamann	Randy Kieffer	Filipe Dine Neves De Melo...
Stian Sørensen	Reagan Brown	Michael Mueller	Sébastien JOLIVET	Barry Oxford	Munir WAITERS
Matti Ristinmaa					

Thank You!

From the Presearch Team



Tim Enneking **in**

CEO

Founder and investment manager for one of
the world's first private funds focused on
cryptocurrencies, and also has completed

more than 70 M&A transactions with an
aggregate transaction value of over US $12...



40,000+ community operators

Community running 40,000+ decentralized nodes

Providing decentralized anonymous fast private search



Jeff Hunt **in**

Chief Product Officer

Founder of Scout -- a search engine for schools-- Jeff Hunt is an engineer and former Googler and serial entrepreneur including building and...



Mark Torelli **in**

Chief Financial Officer

Mark Torelli is a seasoned finance director with 14 years of experience building and scaling finance operations.



Brenden Tacon **in**

BD & Product Innovation Lead

Brenden's operations expertise from the hedge fund space fuels his role at Presearch, where he drives business development, operations, copywritin...



Jersey Hays

Digital Marketing Manager

Jersey Hays is a results-driven digital marketer with expertise in recruitment, affiliate marketing, and brand strategy. At Presearch, she...



Todd Enneking **in**

Project manager

Todd Enneking has over 40 years of experience in software development, information and physical security best practices. AML compliance, sales an...



Joshua Paul Barnhard

Data Scientist



Luís Dalmolin **in**

Lead Developer



Luis Güette **in**

Developer



Jeremiasz Klopot **in**

Developer



Kelvin Ngunyi **in**

Developer



Tijn Hoorneman

AI Developer



Raja

Stealth AI developer



Chris Huse

VP, Global Sales



Irvine Madula

Sales



John Ricker

User Acquisitions



Sam Mbaki

Content coordinator



Vladimír Klimo

Community relations



Darwin Ortega

Community relations



Moises Correa

Community relations



Dua Farooq **in**

Graphic designer



Leona Lai

Graphic Artist

Details

The Board of Directors

Director	Occupation	Joined
Tim Enneking	CEO @ Presearch	2023
Todd Enneking	Project Manager @ Presearch	2023
Brenden Tacon	BD & Product Innovation Lead @ Presearch	2023

Officers

Officer	Title	Joined
Mark Torelli	CFO	2024
Tim Enneking	CEO	2023

Voting Power

Holder	Securities Held	Voting Power
Psalion VC Fund II Limited	172,035 Common Stock	56.7%
Presearch Foundation	74,500 Common Stock	24.6%

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption
08/2023	$250,000	Common Stock	Section 4(a)(2)
08/2023	$100,000	Common Stock	Section 4(a)(2)
01/2024	$250,000	Common Stock	Section 4(a)(2)
08/2024	$100,000	Common Stock	Section 4(a)(2)
11/2024	$151,650	Common Stock	Section 4(a)(2)
06/2025	$183,328		4(a)(6)
09/2025	$200,000	Common Stock	Section 4(a)(2)
11/2025	$100,000	Common Stock	Section 4(a)(2)

The use of proceeds is to fund general operations.

Outstanding Debts

None.

Related Party Transactions

None.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Stock	1,000,000	303,300	Yes

Warrants:	0
Options:	60

Form C Risks:

This “Pitch” presentation has been prepared by Presearch ("the Company") for informational purposes only, exclusively for the use of the intended recipient(s) and is not to be reproduced or distributed to any other persons without the express consent of the Company

The Company's business model incorporates the use of cryptocurrency tokens. Potential investors should be aware of the risks associated with digital and cryptocurrency markets, including significant price volatility, regulatory uncertainty, and technological developments. The value of the Company's digital assets may fluctuate significantly, and there is no guarantee that the use of these assets will gain widespread market acceptance. Investors should consider their financial ability to bear the risks of an investment, and consult with their legal, financial, and tax advisors prior to making an investment decision.

investment decision

It is possible that, notwithstanding the projects efforts, insufficient new users will begin to use the Presearch search engine, rendering it difficult or impossible to successfully monetize the project over the long term.

It is possible the Presearch Takeover Ad (PTA) sales will not expand with impressions (number of users and searches), notwithstanding historical sales. In that case, the company would find it difficult or impossible to monetize its services sufficiently to become a long-term, going concern.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

The information contained herein includes forward-looking statements, estimates, and projections. Such statements involve known and unknown risks, uncertainties, and other factors that may cause actual results, performance, or achievements of the Company to be materially different from future results, performance, or achievements expressed or implied by such forward-looking statements. The Company undertakes no obligation to update these statements for revisions or changes after the date of this Presentation

This Presentation does not include all information that may be material to an investment decision. Investment in the Company should be considered speculative and involves a high degree of risk, including the possible loss of the entire investment. This communication is for informational purposes only and should not be considered an offering of securities. Investments in Regulation Crowdfunding (Reg CF) offerings are highly speculative, involve significant risks, and may result in the loss of your entire investment. Before investing, carefully review all offering documents and financial information provided on the Wefunder platform

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

The ownership team were previously sent a Cease & Desist by the SEC for a different entity, however were not deemed to be bad actors and therefore are not disqualified from participating in reg CF.

Presearch is a startup company, and as with all early-stage ventures, there are substantial risks, including but not limited to market, operational, financial, and execution risks. There is no guarantee that the company will achieve its objectives, scale as expected, or provide a return on investment. Past performance, such as user growth or milestones reached, does not guarantee future results.⊠The estimated valuation and comparisons presented herein are based on available public information, internal data, and assumptions, and they may not accurately reflect the actual value of Presearch or its competitors. Additionally, any forward-looking statements, including growth projections and exit strategies,are speculative in nature and subject to risks and uncertainties that could cause actual outcomes to differ materially.

By participating in this Reg CF offering on Wefunder.com, you acknowledge and accept these risks. Always seek advice from a qualified financial advisor before making investment decisions.⊠Technological Risks: The Company's platform relies on complex technology, including blockchain and decentralized infrastructure. Significant bugs, security vulnerabilities, or other technical issues in the platform's code could adversely affect its operations and user trust, potentially resulting in a loss of users and revenue. Investors should consider the risks associated with reliance on this technology when evaluating the investment

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ⑦ ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created ⑦ for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby. The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

unrelated third party valuations;

the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;

our results of operations, financial position and capital resources;

current business conditions and projections;

the marketability or lack thereof of the securities;

the hiring of key personnel and the experience of our management;

the introduction of new products;

the risk inherent in the development and expansion of our products;

our stage of development and material risks related to our business;

the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;

industry trends and competitive environment;

trends in consumer spending, including consumer confidence;

overall economic indicators, including gross domestic product, employment, inflation and interest rates; and

the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Presearch.com, Inc.

Delaware Corporation
Organized July 2023
14 employees
7855 Ivanhoe Ave
La Jolla CA 92037 https://presearch.com

Business Description

Refer to the Presearch profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Presearch is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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